UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K/A

(Amendment No. 1)

CURRENT REPORT

Pursuant to Section 13 OR 15(d) of The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported) July 21, 2025

SIGNING DAY SPORTS, INC.
(Exact name of registrant as specified in its charter)

Delaware	001-41863	87-2792157
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

8355 East Hartford Rd., Suite 100, Scottsdale, AZ	85255
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code (480) 220-6814

(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, par value $0.0001 per share	SGN	NYSE American LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 or Rule 12b-2 of the Securities Exchange Act of 1934.

Emerging Growth Company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

EXPLANATORY NOTE

On July 22, 2025, Signing Day Sports, Inc., a Delaware corporation (the “Company” or “Signing Day Sports”), filed a Current Report on Form 8-K (the “Original Form 8-K”) with the U.S. Securities and Exchange Commission (the “SEC”). This Amendment No. 1 to Current Report on Form 8-K/A amends, updates and restates the Original Form 8-K in its entirety.

Item 1.01 Entry into a Material Definitive Agreement.

On July 21, 2025, Signing Day Sports entered into a Purchase Agreement, dated as of July 21, 2025 (the “Helena Purchase Agreement”), between Signing Day Sports and Helena Global Investment Opportunities 1 Ltd. (“Helena”). Under the Helena Purchase Agreement, the Company has the right, but not the obligation, to direct Helena to purchase up to $10 million (the “Helena Commitment Amount”) in shares of common stock of Signing Day Sports, $0.0001 par value per share (“Signing Day Sports common stock”), subject to the terms and conditions contained in the Helena Purchase Agreement (“Helena Purchase Shares”).

Pursuant to the Helena Purchase Agreement, the Company will be required to file a registration statement with the SEC registering the resale of Signing Day Sports common stock and any securities issued or issuable to Helena from time to time under the Helena Purchase Agreement (the “Helena Registrable Securities”) within 30 calendar days of the date of the Helena Purchase Agreement, and to have such registration statement be declared effective by the SEC within 90 calendar days of the date of the Helena Purchase Agreement. Under a Limited Waiver Agreement, dated as of August 18, 2025, between the Company and Helena (the “Limited Waiver Agreement”), Helena waived the filing deadline of such registration statement, provided that such registration statement has been filed by September 3, 2025. The Company must also file one or more additional registration statements for the resale of the Helena Registrable Securities if necessary.

During the term of the Helena Purchase Agreement, the Company may direct Helena to purchase a certain portion of the Helena Commitment Amount (“Helena Advance”) by delivering a notice (“Helena Advance Notice”) to Helena. The Company shall, in its sole discretion, select the amount of the Helena Advance requested by the Company in each Helena Advance Notice. However, each requested Helena Advance may not exceed the lesser of (i) 100% of the average of the Daily Value Traded (as defined in the Helena Purchase Agreement) of the Signing Day Sports common stock over the ten trading days immediately preceding a Helena Advance Notice, or (ii) $5,000,000, subject to modification by the parties’ mutual prior written consent.

If no Helena Advance Notice is pending settlement at the time that the Company issues a Helena Advance Notice, then the purchase price to be paid by Helena for the Helena Purchase Shares will be 98% of the lowest daily VWAP (as defined in the Helena Purchase Agreement) of the Signing Day Sports common stock during the three trading days commencing on the date of Helena’s receipt of the Helena Purchase Shares relating to such Helena Advance Notice. If a Helena Advance Notice is pending settlement at the time that the Company issues a Helena Advance Notice, then the purchase price to be paid by Helena for the Helena Purchase Shares will be 95% of the VWAP of the Signing Day Sports common stock on the same trading day that the Helena Advance Notice is received by Helena, or the next trading day in the event the Helena Advance Notice is received after 8:30 a.m. Eastern Time subject to the mutual written consent of the Company and the Investor.

Each Helena Advance is subject to the following limitations: (1) The Company may not conduct a sale under the Helena Purchase Agreement to the extent that the effect would be the purchase and sale of an aggregate number of shares of Signing Day Sports common stock that would exceed 19.99% of the outstanding shares of Signing Day Sports common stock as of the date of the Helena Purchase Agreement (the “Helena Exchange Cap”), until the Company obtains the requisite stockholder approval for issuances in excess of the Helena Exchange Cap; (2) no Helena Advance may cause the aggregate number of shares of Signing Day Sports common stock beneficially owned (as calculated pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)), by Helena and its affiliates as a result of previous issuances and sales of shares of Signing Day Sports common stock to Helena under the Helena Purchase Agreement to exceed 4.99% of the then issued and outstanding shares of Signing Day Sports common stock; and (3) no Helena Advance may be in excess of the Helena Registrable Securities covered by an effective registration statement.

In consideration for Helena’s execution and delivery of the Helena Purchase Agreement, the Company issued 50,000 shares of Signing Day Sports common stock to Helena (the “Commitment Fee Shares”), having an aggregate value, as of July 21, 2025, of $97,000, within one business day of the date of the authorization of such issuance by the NYSE American LLC (“NYSE American”). The Commitment Fee Shares were deemed fully earned on the date of the Helena Purchase Agreement. In addition, the Company will be responsible for up to $25,000 of Helena’s customary due diligence and legal fees in connection with the Helena Purchase Agreement.

The Company will be prohibited from conducting any Variable Rate Transaction (as defined in the Helena Purchase Agreement) from the date of the Helena Purchase Agreement to the earlier of the date that is (i) 12 months after the effective date of the initial registration statement covering the resale of the Helena Registrable Securities or (ii) two months after any termination of the Helena Purchase Agreement, subject to certain limited exceptions.

The term of the Helena Purchase Agreement began on the date of execution and ends on the earlier of (i) the first day of the month following the 36-month anniversary of the date of the Helena Purchase Agreement, (ii) the date on which Helena shall have made payment for Helena Advances equal to the Helena Commitment Amount, (iii) by the Company upon five trading days’ prior written notice to Helena, provided that there are no outstanding Helena Advance Notices, the Company has paid all amounts owed to Helena pursuant to the Helena Purchase Agreement, including the Commitment Fee Shares, or (iv) by mutual written consent.

The Helena Purchase Agreement contains customary representations, warranties, conditions and indemnification obligations of the parties. The representations, warranties and covenants contained in such agreements were made only for purposes of such agreement and as of specific dates, were solely for the benefit of the parties to such agreement and may be subject to limitations agreed upon by the contracting parties.

Pursuant to a Placement Agency Agreement, dated as of July 21, 2025 (the “Placement Agency Agreement”), between the Company and Maxim Group LLC (“Maxim Group”), Maxim Group is serving as the exclusive placement agent for the Company in connection with the transactions contemplated by the Helena Purchase Agreement. Pursuant to the Placement Agency Agreement, the Company will pay Maxim Group a cash fee equal to 3.5% of the gross proceeds received by the Company pursuant to the Helena Purchase Agreement. In addition, the Company shall reimburse Maxim Group for all travel and other out-of-pocket expenses incurred, including the reasonable fees, costs and disbursements of its legal counsel, in an amount not to exceed an aggregate of $50,000, provided that such limit shall be $25,000 in aggregate in the event that the Placement Agency Agreement is terminated prior to consummation of the transactions contemplated by the Helena Purchase Agreement.

The Helena Purchase Agreement, the Limited Waiver Agreement, and the Placement Agency Agreement are filed as Exhibit 10.1, Exhibit 10.2, and Exhibit 10.3 to this Current Report on Form 8-K/A, and the description above of the material terms of the Helena Purchase Agreement, the Limited Waiver Agreement, and the Placement Agency Agreement is qualified in its entirety by reference to each such exhibit.

Item 3.02. Unregistered Sales of Equity Securities.

The information set forth under Item 1.01 of this Current Report on Form 8-K/A is incorporated hereby reference.

The securities that may be issued by the Company to Helena under the Helena Purchase Agreement are being offered and sold by the Company to Helena in a transaction that is exempt from the registration requirements of the Securities Act of 1933, as amended (the “Securities Act”), in reliance on Section 4(a)(2) of the Securities Act and Rule 506(b) of Regulation D thereunder. In the Helena Purchase Agreement, Helena represented to the Company, among other things, that it is an “accredited investor” (as such term is defined in Rule 501(a) of Regulation D under the Securities Act). Accordingly, the offer and sale by the Company of the securities that may be issued and sold to Helena under the Helena Purchase Agreement have not been and will not be registered under the Securities Act or any applicable state securities or “Blue Sky” laws and, therefore, such securities may not be offered or sold in the United States absent registration or an exemption from registration under the Securities Act and any applicable state securities or “Blue Sky” laws.

This Current Report on Form 8-K/A shall not constitute an offer to sell or a solicitation of an offer to buy any securities of the Company, nor shall there be any sale of any securities of the Company in any state or other jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or other jurisdiction.

Item 8.01 Other Events.

As previously reported in the Current Report on Form 8-K filed by Signing Day Sports with the SEC on May 28, 2025 (the “Prior Form 8-K”), on May 27, 2025, the Company entered into a Business Combination Agreement (the “Business Combination Agreement”) with BlockchAIn Digital Infrastructure, Inc., a Delaware corporation (“BlockchAIn” or the “Combined Company”), One Blockchain LLC, a Delaware limited liability company (“One Blockchain”), BCDI Merger Sub I Inc., a Delaware corporation and a wholly owned subsidiary of BlockchAIn (“Merger Sub I”), and BCDI Merger Sub II LLC, a Delaware limited liability company and a wholly owned subsidiary of BlockchAIn (“Merger Sub II”).

The Business Combination Agreement provides that, upon the terms and subject to the conditions set forth therein, the parties will effect a business combination transaction in which: (a) Merger Sub I will merge with and into Signing Day Sports (the “First Merger”), with Signing Day Sports surviving the First Merger as a direct wholly owned subsidiary of BlockchAIn; and (b) Merger Sub II will merge with and into One Blockchain (the “Second Merger” and, together with the First Merger, the “Business Combination,” and, together with the other transactions contemplated by the Business Combination Agreement, the “Transactions”), with One Blockchain surviving the Second Merger as a direct wholly owned subsidiary of BlockchAIn. At the effective time of the First Merger, each outstanding share of Signing Day Sports common stock will be automatically canceled and converted into the right to receive a common share, $0.0001 par value per share, of BlockchAIn (collectively, “BlockchAIn common shares” or “BlockchAIn common stock”). Each outstanding Signing Day Sports option and warrant will be assumed by BlockchAIn and converted into options and warrants, respectively, to acquire BlockchAIn common shares, with the same terms and conditions, including exercise price, and each assumed option will immediately become fully vested. At the effective time of the Second Merger, the outstanding membership interests of One Blockchain (collectively, “One Blockchain membership interests”) will be canceled and converted into the right to receive a number of BlockchAIn common shares equal to the quotient of the total number of shares of Signing Day Sports common stock outstanding immediately prior to the First Merger on a fully diluted and as-converted basis, not including certain out-of-the-money derivative securities, divided by 0.085, less the total number of BlockchAIn common shares that the shares of Signing Day Sports common stock will be converted into the right to receive at the effective time of the First Merger, subject to certain adjustments.

The Business Combination Agreement provides for the issuance of additional BlockchAIn common shares (the “Earnout Shares”) to Tiger Cloud LLC, a Delaware limited liability company (“Tiger Cloud”), and VCV Digital Solutions LLC, a Delaware limited liability company (“VCV Digital” and together with Tiger Cloud, the “One Blockchain Securityholders”), who hold One Blockchain membership interests immediately prior to the closing of the Business Combination (the “Closing”) (which is expected to occur in the fourth quarter of 2025) if the net income plus interest, taxes, depreciation and amortization of BlockchAIn for the fiscal year ending December 31, 2026 (“2026 EBITDA”) equals or exceeds $25 million. The Earnout Shares will equal 11.628% of the total number of BlockchAIn common shares issued to the One Blockchain Securityholders at the Closing, subject to adjustment. Tiger Cloud and VCV Digital may receive up to 2,384,282 and 2,384,282 additional BlockchAIn common shares, respectively, if the Earnout Shares are issued (subject to adjustment). If the conditions for the issuance of the Earnout Shares are met, the Earnout Shares will be issued within ten calendar days following the date on which BlockchAIn files its annual report for its 2026 fiscal year with the SEC.

In addition, the Business Combination Agreement provides that BlockchAIn will issue to Maxim Partners LLC (“Maxim Partners”) (or its designees) a number of BlockchAIn common shares equal to 3.5% of the total transaction enterprise value at the Closing, and, if applicable, 3.5% of the Earnout Shares, in accordance with the M&A Advisory Agreement between One Blockchain c/o VCV Digital and Maxim Group dated January 29, 2025 (the “Advisory Agreement”). The number of BlockchAIn common shares issued to Maxim Partners (or its designees) will reduce only the equity ownership otherwise allocable to the holders of One Blockchain membership interests. Maxim Group, as the designee of Maxim Partners, may receive up to 172,953 additional BlockchAIn common shares if the Earnout Shares are issued (subject to adjustment).

The number of BlockchAIn common shares offered in connection with the Closing is expected to be 46,444,482 (subject to adjustment) and the price per BlockchAIn common share is expected to be approximately $5.06 (subject to adjustment). The value of the consideration that the Signing Day Sports Stockholders and the One BlockchAIn Securityholders will receive at the Closing are expected to be approximately $19,975,772 and $207,510,145 (subject to adjustment), respectively. The value of the consideration that Tiger Cloud and VCV Digital will receive at the Closing are expected to be approximately $103,755,073 and $103,755,073 (subject to adjustment), respectively. The value of the consideration that Jerry Tang will receive at the Closing, through his control of the shares to be issued to Tiger Cloud and VCV Digital, is expected to be approximately $142,974,489 (subject to adjustment). The aggregate value of the consideration that Maxim Group will receive at the Closing is expected to be approximately $7,523,164 (subject to adjustment).

The Business Combination Agreement provides that BlockchAIn may adjust the number of BlockchAIn common shares into which the shares of Signing Day Sports common stock and the One Blockchain membership interests may be converted so long as the aggregate number of BlockchAIn common shares that the Signing Day Sports stockholders (the “Signing Day Sports Stockholders”) are entitled to receive pursuant to the terms of the Business Combination Agreement will be at least 8.5% of the BlockchAIn common shares that are outstanding on a fully diluted basis immediately after the Closing (excluding any out-of-the-money options and warrants) and (ii) such adjustment does not have a negative impact on the qualification of the BlockchAIn common shares to become listed on the NYSE American LLC (the “NYSE American”).

For a description of certain additional terms and conditions that are contained in the Business Combination Agreement, see the Prior Form 8-K, which is incorporated by reference herein.

Attached hereto as Exhibit 99.1 is a document describing certain risk factors related to Signing Day Sports, One Blockchain, BlockchAIn, and the Business Combination. Attached hereto as Exhibit 99.2 are the audited financial statements of One Blockchain (formerly known as BV Power Alpha LLC) as of December 31, 2024 (successor) and 2023 (predecessor), the related consolidated statements of income, statements of members’ equity, and statements of cash flows for the successor period from February 8, 2024 to December 31, 2024, the predecessor period from January 1, 2024 to February 7, 2024, and the year ended December 31, 2023 (predecessor), the notes related thereto, and the Report of Independent Registered Public Accounting Firm Berkowitz Pollack Brant Advisors + CPAs, dated May 27, 2025 (August 28, 2025 as to the effects of the restatement discussed in Note 2 to the financial statements relating thereto). Attached hereto as Exhibit 99.3 are the unaudited financial statements of One Blockchain as of June 30, 2025 (successor) and December 31, 2024 (successor), and for the three months ended June 30, 2025 and 2024 (successor) and six months ended June 30, 2025 (successor), and period from February 8, 2024 to June 30, 2024 (successor), and period from January 1, 2024 to February 7, 2024 (predecessor), the notes related thereto, and the Review Report of Independent Registered Public Accounting Firm Berkowitz Pollack Brant Advisors + CPAs, dated August 28, 2025. Attached hereto as Exhibit 99.4 is a document entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations of One Blockchain LLC”, which relates to the periods covered by the financial statements contained in Exhibit 99.2 and Exhibit 99.3 hereto. Attached hereto as Exhibit 99.5 is pro forma financial information of Signing Day Sports and One Blockchain as of June 30, 2025 and for the six months ended June 30, 2025 and the fiscal year ended December 31, 2024, and the notes related thereto, giving effect to the Transactions.

Additional Information and Where to Find It

Pursuant to the Business Combination Agreement, BlockchAIn plans to publicly file or cause to be publicly filed relevant materials with the SEC, including a registration statement on Form S-4 (the “Registration Statement”), which will contain a proxy statement of Signing Day Sports and a prospectus for registration of shares of BlockchAIn. The Registration Statement has not been publicly filed with or declared effective by the SEC. Following and subject to the Registration Statement being declared effective by the SEC, its definitive proxy statement/prospectus would be filed with the SEC and mailed or otherwise disseminated to Signing Day Sports Stockholders. BEFORE MAKING ANY VOTING DECISION, INVESTORS AND SECURITY HOLDERS OF SIGNING DAY SPORTS ARE URGED TO READ THESE MATERIALS CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT ONE BLOCKCHAIN, SIGNING DAY SPORTS, THE PROPOSED BUSINESS COMBINATION, AND RELATED MATTERS. The proxy statement/prospectus and other relevant materials (when they become available), and any other documents filed by BlockchAIn and Signing Day Sports with the SEC, may be obtained free of charge at the SEC website at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by Signing Day Sports by directing a written request to: Signing Day Sports, Inc., 8355 East Hartford Rd., Suite 100, Scottsdale, AZ 85255. Investors and security holders are urged to read the proxy statement/prospectus and the other relevant materials when they become available before making any voting or investment decision with respect to the proposed Business Combination.

Participants in the Solicitation

Signing Day Sports, and its directors, executive officers and certain other members of management and employees may, under SEC rules, be deemed to be participants in the solicitation of proxies from the stockholders of Signing Day Sports with respect to the Transactions and related matters. Information about the directors and executive officers of Signing Day Sports, including their ownership of shares of Signing Day Sports, is included in Signing Day Sports’ Annual Report on Form 10-K for the year ended December 31, 2024, filed with the SEC on April 11, 2025, as amended by the Annual Report on Form 10-K/A filed with the SEC on August 6, 2025. Additional information regarding the persons or entities who may be deemed participants in the solicitation of proxies from Signing Day Sports Stockholders, including a description of their interests in the Transactions by security holdings or otherwise, will be included in the proxy statement/prospectus and other relevant documents to be publicly filed with the SEC and mailed or otherwise disseminated to Signing Day Sports Stockholders. The managers and officers of One Blockchain do not currently hold any interests, by security holdings or otherwise, in Signing Day Sports.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of any securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such other jurisdiction. No offering of securities in connection with the proposed business combination shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

Forward-Looking Statements

This report may include “forward-looking statements” within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. Forward-looking statements involve substantial risks and uncertainties. All statements other than statements of historical facts contained in this report or any of the documents attached to this report, including statements regarding future financial condition, business strategy and plans and objectives of management for future operations, are forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “anticipate,” “believe,” “continue,” “could,” “design,” “estimate,” “expect,” “intend,” “may,” “plan,” “potentially,” “predict,” “seek,” “should,” “will” or the negative of these terms or other similar expressions.

All statements other than statements of historical fact are statements that could be deemed forward-looking statements. For example, forward-looking statements include any statements of the plans, strategies and objectives of management for future operations, including the execution of integration and restructuring plans and the anticipated timing of filings; any statements concerning proposed new products, services or developments; any statements regarding future economic conditions or performance; statements of belief and any statement of assumptions underlying any of the foregoing. Forward-looking statements may also include any statements of the plans, strategies and objectives of management with respect to the approval and consummation of the Business Combination and other matters related to the consummation of the Business Combination.

For a discussion of some of the factors that may cause Signing Day Sports, One Blockchain or BlockchAIn’s actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied in such forward-looking statements, or for a discussion of risk associated with the ability of Signing Day Sports and One Blockchain to complete the Business Combination and the effect of the Business Combination on the business of Signing Day Sports, One Blockchain and BlockchAIn, see the document entitled “Risk Factors” attached as Exhibit 99.1 to this Form 8-K/A. However, such discussion is only based upon information available as of the date of this report, and investors and security holders are urged to read the proxy statement/prospectus and the other relevant materials relating to the proposed Business Combination when they become available before making any voting or investment decision with respect to the proposed Business Combination. See “Additional Information and Where to Find It” below. In addition, actual results could differ materially from those contained in any forward-looking statement as a result of these or other factors. Accordingly, such descriptions of factors that could cause actual events to differ from expectations should not be construed as exhaustive and should be read in conjunction with statements that are included herein and elsewhere. If any of these risks or uncertainties materializes or any of these assumptions proves incorrect, the results of Signing Day Sports, One Blockchain or BlockchAIn could differ materially from the forward-looking statements.

These forward-looking statements include, but are not limited to, statements concerning the following:

●	the expected benefits of and potential value created by the Business Combination for the Signing Day Sports Stockholders and the One Blockchain Securityholders;

●	likelihood of the satisfaction of certain conditions to the completion of the Business Combination and whether and when the Business Combination will be consummated;

●	the ability to obtain and/or maintain the listing of BlockchAIn’s securities on the NYSE American following the Business Combination;

●	Signing Day Sports’ ability to control and correctly estimate its operating expenses and its expenses associated with the Business Combination;

●	anticipated favorable impacts from strategic changes to Signing Day Sports’ business on Signing Day Sports’ net sales, revenues, income from continuing operations, or other results of operations;

●	Signing Day Sports’ expected ability to comply with user data privacy laws and other legal requirements;

●	anticipated legal and regulatory requirements and Signing Day Sports’ ability to comply with such requirements;

●	Signing Day Sports’ expected ability to attract and retain key personnel to manage its business effectively;

●	the price and volatility of Bitcoin and other cryptocurrencies;

●	One Blockchain’s ability to begin or complete any project that is “in the pipeline,” contracted or negotiated but not yet under active construction;

●	One Blockchain’s ability to make effective judgments regarding pricing strategy and resource allocation;

●	One Blockchain’s ability to control electricity costs;

●	the risk that one or more of One Blockchain’s customers may experience financial distress or bankruptcy, which could result in reduced revenue, uncollectible accounts receivable, or disruptions to One Blockchain’s operations;

●	regulatory changes or actions that may restrict the use of cryptocurrencies or the operation of cryptocurrency networks in a manner that may require One Blockchain’s to cease certain or all operations;

●	the risks to One Blockchain’s business of earthquakes, fires, floods, and other natural catastrophic events and interruptions by man-made issues such as strikes and terrorist attacks;

●	unexpected costs or expenses to One Blockchain’s business;

●	One Blockchain’s expectations regarding its cash runway or use of its cash; and

●	general economic and business conditions in One Blockchain’s market.

You should not rely upon forward-looking statements as predictions of future events. Signing Day Sports, One Blockchain and BlockchAIn cannot assure you that the events and circumstances reflected in the forward-looking statements will be achieved or occur. In addition, statements that “we believe” and similar statements reflect the beliefs and opinions on the relevant subject of Signing Day Sports, One Blockchain or BlockchAIn, as applicable. These statements are based upon information available as of the date of this report, and while Signing Day Sports, One Blockchain or BlockchAIn, as applicable, believes such information forms a reasonable basis for such statements, such information may be limited or incomplete.

All forward-looking statements in, or contained in any of the documents attached to, this report are current only as of the date on which the statements were made. Signing Day Sports, One Blockchain, and BlockchAIn do not undertake any obligation to publicly update any forward-looking statement to reflect events or circumstances after the date on which any statement is made or to reflect the occurrence of unanticipated events, except as otherwise required by the federal securities laws.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits

Exhibit No.	Description
10.1	Purchase Agreement, dated as of July 21, 2025, between Signing Day Sports, Inc. and Helena Global Investment Opportunities 1 Ltd. (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed on July 22, 2025)
10.2	Placement Agency Agreement, dated as of July 21, 2025, between Signing Day Sports, Inc. and Maxim Group LLC (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed on July 22, 2025)
10.3	Limited Waiver Agreement, dated as of August 18, 2025, between Signing Day Sports, Inc. and Helena Global Investment Opportunities 1 Ltd.
23.1	Consent of Berkowitz Pollack Brant Advisors + CPAs
99.1	Risk Factors
99.2	Audited financial statements of One Blockchain (formerly known as BV Power Alpha LLC) as of December 31, 2024 (successor) and 2023 (predecessor), the related consolidated statements of income, statements of members’ equity, and statements of cash flows for the successor period from February 8, 2024 to December 31, 2024, the predecessor period from January 1, 2024 to February 7, 2024, and the year ended December 31, 2023 (predecessor), the notes related thereto, and the Report of Independent Registered Public Accounting Firm Berkowitz Pollack Brant Advisors + CPAs, dated May 27, 2025 (August 28, 2025 as to the effects of the restatement discussed in Note 2 to the financial statements relating thereto)
99.3	Unaudited financial statements of One Blockchain as of June 30, 2025 (successor) and December 31, 2024 (successor), and for the three months ended June 30, 2025 and 2024 (successor) and six months ended June 30, 2025 (successor), and period from February 8, 2024 to June 30, 2024 (successor), and period from January 1, 2024 to February 7, 2024 (predecessor), the notes related thereto, and the Review Report of Independent Registered Public Accounting Firm Berkowitz Pollack Brant Advisors + CPAs, dated August 28, 2025
99.4	Management’s Discussion and Analysis of Financial Condition and Results of Operations of One Blockchain LLC
99.5	Unaudited pro forma combined condensed financial statements of Signing Day Sports, Inc. and One Blockchain LLC as of June 30, 2025 and for the six months ended June 30, 2025 and the fiscal year ended December 31, 2024, and the notes related thereto
104	Cover Page Interactive Data File (embedded with the Inline XBRL document)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: August 29, 2025	Signing Day Sports, Inc.

/s/ Daniel Nelson
	Name:	Daniel Nelson
	Title:	Chief Executive Officer